CARTER LEDYARD & MILBURN LLP
Counselors at Law

Steven J. Glusband
Partner

•

Direct Dial: 212-238-8605
E-mail: glusband@clm.com

2 Wall Street
New York, NY 10005-2072

•

Tel (212) 732-3200
Fax (212) 732-3232

1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515

•

570 Lexington Avenue
New York, NY 10022
(212) 371-2720

May 12, 2005

<u>**VIA FEDEX AND FACSIMILE**</u>

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Branch Chief - Accounting
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

Re: Prana Biotechnology Limited
         Form 20-F for the fiscal year ended June 30, 2004
         <u>File No. 0-49843</u>

Dear Mr. Rosenberg:

On behalf of our client, Prana Biotechnology Limited (the "Company"), we are
submitting this letter in response to the written comments of the Staff of the Securities and
Exchange Commission (the "Commission"), in a letter to Mr. Jonas V. Alsenas, Chief Executive
Officer of the Company, dated April 19, 2005, with respect to the Company's annual report on
Form 20-F for the fiscal year ended June 30, 2004 filed with the Commission on behalf of the
Company on September 28, 2004, as amended on Amendment No. 1 to Form 20-F for the fiscal
year ended June 30, 2004 , on Form 20-F/A, filed with the Commission on behalf of the
Company on March 30, 2005 (the "2004 Form 20-F").

We have repeated your numbered comments below and have provided a response to each
comment.

> <u>*Item 5. Operating and Financial Review and Prospects*</u>
> <u>*C. Research and Development, Patents and Licenses, page 40*</u>

> *1.   Please expand your disclosure by referring to the Division of Corporation*
> *Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII –*
> *Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and*

Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

      a.   The current status of the projects

The status of the PBT-1 and PBT-2 clinical compounds being developed by the Company were described in detail in the 2004 Form 20-F, Item 4.A. "Information on the Company – History and Development of the Company" and Item 4.B. "Information on the Company – Business Overview." However, subsequent to the filing of the 2004 Form 20-F, on April 11, 2005, the Company announced that that it will not proceed with supporting the PLACQUE study evaluating PBT-1 (clioquinol) for Alzheimer's Disease.

In the fourth quarter of 2004, the Company made the decision to advance PBT-1 into the potentially pivotal Phase II/III PLACQUE trial in addition to the development timelines of its other metal protein attenuating compounds, or MPACs. As part of the effort to manufacture PBT-1 (for use in clinical trials) in accordance with the regulations of Good Manufacturing Practice (GMP) of the Food and Drug Administration, the Company characterized the various impurities that occur in the synthetic process including 5-7-di-iodo-8-hydroxyquinoline (di-iodo impurity). After further investigation, the Company determined that the di-iodo impurity could be associated with a possible risk of side-effects and mutagenicity. While the Company considered methods to reduce the levels of the di-iodo impurity, it has come to the conclusion that attempts to reduce the impurity to acceptable levels were not likely to be successful in a timeframe that would enable the initiation of the PLACQUE study as planned. Recognizing the time and resources associated with continuing PBT-1 development, and that successful redevelopment of PBT-1 could not be guaranteed, the Company's Board of Directors decided that it would be prudent to refocus the Company's resources on the development and testing of PBT-2 and other MPAC candidates.

The Company's PBT-2 compound is a backup compound for Alzheimer's Disease that is currently in Phase I clinical testing in Utrecht, the Netherlands. PBT-2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity. This clinical testing of PBT2 is currently continuing and was not affected by the halt of PBT-1 testing.

As a result of the events leading to a decision to cease PBT-1 development, the Company is currently conducting a strategic review of its development programs, which includes PBT-2 and possible non-8-hydroxyquinoline follow-up MPACs for Alzheimer's Disease and other neurological disorders.

The Company will continue to disclose the current status of the major research and development projects in future filings.

      b.   The costs incurred during each period presented and to date on each project

The Company does not currently maintain accounting systems to accurately track costs on an individual project basis because a significant portion of its historic research and development expenses, such as travel, facility costs, depreciation and personnel expenses, benefited two major research and development projects, and therefore were not tracked individually by project; rather, the Company tracked these costs by the type of costs incurred. The Company will disclose this fact in future filings.

     c.   *The nature, timing and estimated costs of the efforts necessary to complete the projects*

Due to the numerous variables and the uncertain nature of the development of a clinical compound, the Company is not able to comment on the nature, timing and estimated cost of future research and development expenditures necessary to complete the projects and the anticipated completion dates of each project. The development of the Company's clinical compounds includes a number of steps and phases, including pre-clinical and clinical testing. Typically each step is more expensive than the previous, and the actual timing and cost for completion of each step depends on the outcome of the previous step. In future filings, the Company will consider this disclosure requirement, and if it is still unable to provide the required disclosure at such time, it will disclose those facts and circumstances indicating the numerous variables and uncertainties that preclude the Company from making a reasonable estimate of the costs and timing to complete the research and development projects.

     d.   *The anticipated completion dates of the projects*

Please see section c. above.

     e.   *The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed on time.*

The various elements of risks and uncertainties involved in the development of the Company's clinical compounds and the likely adverse consequences to operations, financial position and liquidity of delays or failures in its research and development programs are described in detail in the 2004 Form 20-F, Item 3.D. "Risk Factors – Risks related to our business," under the sub-titles "There is a high risk that we may not be able to complete the development of PBT-1, PBT-2 or develop other pharmaceutical products," "We will not be able to commercialize any of our product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies," "We may experience delays in our clinical trials that could adversely affect our business and operations," "We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PBT-1 or PBT-2 for pre-clinical and clinical trials may negatively impact our business and operations," "We may require substantial additional financing in the future to sufficiently fund our operations and research" And "Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations." To the extent that new risks and uncertainties arise in the future, the Company will make such disclosure in future filings.

1308938.2

f.   The period in which material net cash flows from significant projects are expected to commence.

Due to the numerous variables and the uncertainties within a clinical compound's development life cycle, the Company is not able to estimate at this time when material net cash flows from its research and development programs will commence. In future filings, the Company will consider this disclosure requirement and if it is still unable to provide the required estimate at such time, it will describe the reasons why it is not able to determine the period in which material net cash flows from its research and development programs are expected to commence.

As a result of the recent termination of the PBT-1 development, the Company will continue to assess its ability to fund on-going research and development, and will update its disclosure from time to time to reflect its current financial capabilities.

We have been authorized to acknowledge on behalf of the Company and to confirm that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

Very truly yours,



Steven J. Glusband

SJG:sr
cc: Jon Alsenas, Chief Executive Officer, Prana Biotechnology Limited (by email)
       Rick Revelins, Chief Financial Officer, Prana Biotechnology Limited (by email)
       Kate Rose, The CFO Solution (by email)

1308938.2